UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:   001-10521

CITY NATIONAL CORPORATION
(Exact name of registrant as specified in its charter)

c/o RBC USA Holdco Corporation
30 Hudson Street
Jersey City, New Jersey, USA 07302-4600
Tel: 212-437-9264

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

See Annex A attached hereto

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an  X  in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

See Annex B attached hereto

Pursuant to the requirements of the Securities Exchange Act of 1934, RBC USA Holdco Corporation, as successor by merger to City National Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

RBC USA HOLDCO CORPORATION, as successor by merger to City National Corporation (Registrant)
November 12, 2015
By:	/s/ Steven J. Decicco
Name: Steven J. Decicco
Title: Chief Financial Officer

Annex A

1.	Common Stock, par value $1.00 per share (the “Common Stock”)

2.	Depositary Shares each representing a 1/40th Interest in a share of 5.50% Non-Cumulative Perpetual Preferred Stock, Series C, par value $1.00 per share (the “Preferred Stock, Series C”)

3.
Depositary Shares each representing a 1/40th Interest in a share of 6.750% Fixed Rate/Floating Rate Non-Cumulative Preferred Stock, Series D, par value $1.00 per share (the “Preferred Stock, Series D”)

4.	5.250% Senior Notes due 2020 (the “Senior Notes”)

Annex B

Title of Securities	Approximate Number of Holders of Record
Common Stock	0

Preferred Stock, Series C	0

Preferred Stock, Series D	0

Senior Notes	35